CGEN DIGITAL MEDIA COMPANY LIMITED

January 3, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CGEN Digital Media Company Limited

Registration Statement on Form F-1, File No. 333-147395 and

Registration Statement on Form 8-A, File No. 000-51247

Ladies and Gentlemen:

Please be advised that CGEN Digital Media Company Limited (the “Company”) hereby requests withdrawal of the above-mentioned registration statements (the “Registration Statements”), pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), on the grounds that the Company has been acquired by Focus Media Holding Limited as of January 2, 2008. The Company hereby confirms that it has not sold any securities in connection with the Registration Statements.

Very Truly Yours,

CGEN DIGITAL MEDIA COMPANY LIMITED

By:	/s/ Yising Chan
Name:	Yising Chan
Title:	Chairman